THE RBB FUND TRUST 485BPOS

Exhibit 99(p)(13)

6.      CODE OF ETHICS

6.1.	General Principles

6.1.1.	Definitions and Availability

In accordance with Rule 204A-1 of the U.S. Investment Advisers Act of 1940, investment advisers must establish, maintain and enforce a Code of Ethics (“Code”) which applies to all Supervised Persons. While Rule 204A-1 does not require an adviser to adopt a particular standard, the Code must reflect the adviser’s expectations of conduct for all Supervised Persons and must be in compliance with U.S. federal security laws.

The Firm has established a Code, which applies to all Supervised Persons of the Firm. For the purposes of this Code, all direct employees of the Firm involved with the U.S. AM business are considered as Supervised Persons.

This Code is available and distributed to all Supervised Persons of the Firm. Upon client request, the Code may be disclosed to the client and the fact that a disclosure was made will be recorded.

6.1.2.	Anti-Fraud Provisions

The anti-fraud provisions of the U.S. Investment Advisers Act of 1940 and relevant federal and state rules and regulations make it unlawful for an investment adviser to directly or indirectly “employ any device, scheme or artifice to defraud a client or a prospective client” or to “engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client.” The Firm conducts business with the highest level of ethical standards and seeks to comply with all applicable federal and state securities laws at all times.

The Firm takes its responsibilities to comply with all applicable federal and state securities laws seriously. In advancement of the principles cited in section 6.1.1 of the Code, Supervised Persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client:

(1)	To defraud such client in any manner

(2)	To mislead such client, including but not limited to making a statement that omits material facts.

(3)	To engage in any manipulative practice with respect to securities, including but not limited to price manipulation.

6.1.3.	Compliance Organization

The AMCCO is responsible for establishing and maintaining internal policies and procedures to ensure the Firm and its Supervised Persons conduct business with the highest level of ethical standards. These policies and procedures aim to prevent and detect any violations of Firm or regulatory rules and regulations. In support of detecting and handling violations, the AMCCO is responsible for establishing and enforcing risk management policies and procedures designed to ensure advisory activities are conducted in accordance with the Code.

The AMCCO is responsible for ensuring that measures are taken to maximize all Supervised Persons’ understanding of the Firm’s policies and procedures and fiduciary duty. This responsibility includes establishing and maintaining a review system to make sure policies and procedures are effective and followed by all Supervised Persons.

The AMCCO is responsible for conducting periodic training of the Code for existing and newly hired Supervised Persons. To support this, the Firm has established a structured training program. The training program is comprised of a curriculum that draws from key areas of this compliance manual, latest compliance trends and issues identified in the broader asset management industry. (See “TRAINING” below).

Training content includes coverage of this Code and the testing of employee knowledge of the Code. Participation in mandatory training is monitored and unapproved non-participation is recorded and addressed directly with each employee. In addition, divisions are provided with desktop versions of training content.

6.1.4.	Compliance Enforcement

All Supervised Persons receive a copy of the P&P (including the Code) and are required to certify that they understand and agree to comply with the provisions herein. All Supervised Persons must sign a written acknowledgement that they have read, understand and agree to comply with the Code upon joining the U.S. AM business. Additionally, all Supervised Persons are required to review this Code on an annual basis and sign an annual acknowledgment of receipt and compliance. The AMCCO is responsible for notifying all Supervised Persons of any material changes to the Code, at which point an updated acknowledgement will be obtained from each Supervised Person.

In order to effectively ensure compliance with the requirements and standards described in the Code, the AMCCO will:

(1)	Be responsible for maintaining and amending internal standards, policies, procedures, and controls as needed to promote compliance with this Code and with other policies and procedures designed to promote each Supervised Person’s fiduciary responsibility.

(2)	Provide ongoing training regarding this Code and the Firm’s risk management policies and procedures to all Supervised Persons.

(3)	Provide an environment encouraging Supervised Persons to engage in safe and confidential discussions and disclosures to the AMCCO or other appropriate senior management persons regarding any violations or potential or perceived violations of this Code; this is done in line with the Firm’s whistleblower guidelines.

(4)	Establish clear lines of accountability for the company’s internal policies and procedures, including provisions relating to the responsibilities of employees and the level of oversight provided by the AMCCO.

6.1.5.	Conflicts of Interest

The Firm has the responsibility to make sure the interests of clients are placed ahead of its or any Supervised Person’s own investment interests. The Firm conducts business in an honest, ethical, and fair manner. Full disclosure of all material facts and potential conflicts of interest is provided to clients prior to any services being conducted. A conflict of interest occurs when a Supervised Person’s private interest or the interest of the Firm interferes with the interests of the Firm’s clients. The Firm has the responsibility to avoid all circumstances that might negatively affect or appear to affect its duty of complete loyalty to its clients. The Firm will not engage in any conduct or act, directly or indirectly or through any other person that would be unlawful under the provisions of any rules and regulations. If a Supervised Person is unsure whether a situation would be considered a conflict of interest, the Supervised Person should consult with the AMCCO before taking any action.

6.1.5.1.	Controlling and Identifying Conflicts of Interest

In order to control conflicts of interest, the AMCCO has implemented procedures to:

(1)	Identify conflicts of interest relating to the Firm’s business.

(2)	Assess and evaluate conflicts.

(3)	Decide upon and implement an appropriate response to identified conflicts.

More specifically, the AMCCO undertakes the following set of detailed steps to limit exposures to conflicts of interest by ongoing review of:

(1)	Remuneration practices of the business (e.g. fees charged to clients and commissions, if any, paid to advisers) and confirmation of efficient, honest, and fair practices.

(2)	Fair treatment of all clients so that financial services are not provided in a manner that:

a)	Unfairly places the interests of the Firm ahead of its clients (e.g. failure to disclose fees transparently).

b)	Unfairly puts the interests of one client ahead of the interests of other clients (e.g. in its dealings with a client who is a representative or associate when trading for that person).

c)	Unfairly uses knowledge about clients in a way that is likely to advance the Firm’s own interest without sufficient disclosure to impacted clients (e.g. insider dealing).

Particular attention was given to the following potential conflict of interest situations:

(1)	The granting of preferential treatment to a client who is a representative or associate of the Firm, such as by trading at lower costs or charging reduced fees.

(2)	The granting of preferential treatment to a client who is a representative or associate of the Firm, such as by giving priority access to products and investment opportunities.

(3)	The obtaining of an advantage over clients where the Firm, a representative or associate of the Firm trades at a rate more favorable than the market rate.

6.1.5.2.	Assessing, Evaluating and Resolving Conflicts of Interest

The AMCCO is responsible for assessing and evaluating conflicts of interest. The evaluation must be reported to the CCO at least annually.

In resolving conflicts of interest, the Firm must decide upon and implement an appropriate response to new and potential conflicts of interests. Depending on the circumstances and nature of any conflict of interest, an appropriate response may include:

(1)	Disclosing the conflict of interest to the relevant client.

(2)	Assigning another representative to provide advisory service to the particular client.

(3)	Declining to provide advisory services to the particular client.

(4)	Required response commensurate with internal and external disciplinary action(s).

What constitutes an appropriate response to a particular conflict of interest will always depend on the related facts and circumstances. In considering an appropriate response, the Firm will consider its obligations under the U.S. Advisers Act and other applicable statutes.

6.1.5.3.	Avoiding and Disclosing Conflicts of Interest

There are some conflicts of interest that can only be managed by complete avoidance. The AMCCO must assess and evaluate any actual, apparent or potential conflict of interest and make a decision as to whether a particular conflict of interest is manageable or whether it should be avoided altogether.

The AMCCO will endeavor to ensure clients are adequately informed about any conflicts of interest. Adequate disclosure means providing enough detail in a clear, concise and effective manner that allows clients to make an informed decision about how the conflict may affect the service provided to them. Any disclosure made by the Firm will focus on materiality and ensuring such disclosure:

(1)	Is timely, prominent, specific and meaningful to the client.

(2)	Occurs before or when the service is provided, but in all cases, at a time that provides the client a reasonable amount of time to assess its effect.

(3)	Specifies the service to which the conflict relates.

6.1.6.	Unethical Conduct

Any person engaging in an unethical business practice is subject to having his/her license denied, suspended, and employment terminated. Unethical conduct includes, but is not limited to the following business practices:

(1)	Forgery

(2)	Embezzlement

(3)	Theft

(4)	Exploitation

(5)	Non-disclosure

(6)	Incomplete disclosure or misstatement of material facts

(7)	Fraudulent acts or deceptive practices

(8)	Aiding or abetting any unethical practices

The Firm monitors, discourages and/or prevents its Supervised Persons from engaging in any dishonest or unethical conduct, focusing on the explicit prohibition from:

(1)	Engaging in any act, practice, or course of business that is fraudulent, deceptive, or manipulative contrary to any rules or regulations established by all governing regulatory bodies.

(2)	Recommending the purchase, sale, or exchange of any security to a client without reasonable grounds for believing that the recommendation is suitable for the client. Recommendations are generated by information known by or provided to the Firm by the client based on a reasonable inquiry regarding the client’s age, investment experience, time horizon, liquidity, risk tolerance, financial history, investment objectives, financial situation and needs.

(3)	Recommending or implementing trades in a client’s account that are excessive in size or frequency with respect to the client’s financial resources, and investment objectives.

(4)	Borrowing money or securities from or loaning money or securities to a client.

(5)	Guaranteeing to a client that a gain or no loss will occur as a result of the advice.

(6)	Publishing, circulating, or distributing any advertisement that has not been approved and that does not comply with regulatory requirements.

(7)	Disclosing confidential information belonging to any client, unless required by law or having received written authorization from the client to do so.

(8)	Failing to provide the proper disclosure documents (Form ADV Part 2A, 2A Appendix 1 and Part 2B) prior to or at the time of executing a client agreement for advisory services.

(9)	Creating any condition, stipulation, or provision as part of any advisory client agreement that limits or attempts to limit the liability of the Firm or any of its Supervised Persons for willful misconduct or gross negligence.

6.1.7.	Training

The AMCCO cooperates with relevant divisions and conducts mandatory training for Supervised Persons.

It is expected that topics covered during Firm training, will amongst other things, include:

(1)	Fiduciary Duty of Investment Advisors

(2)	Importance of Adhering to the consolidated P&Ps

(3)	Outside Business Activities

(4)	Anti-Money Laundering

(5)	Protection of Non-Public Customer Data

(6)	Code of Ethics, Insider Trading and Personal Securities Transactions

(7)	Political Contributions

(8)	Best Execution

(9)	Other items deemed necessary for the business

The AMCCO may also make use of questionnaires, online course materials, and other resources to evaluate Supervised Persons’ understanding of Firm policies.

6.2.	Material non-public information

6.2.1.	Improper use of MNPI

Material non-public information (“MNPI”) is information which investors would consider important for making a decision and which has not been publicly communicated to the marketplace. Improper use of MNPI, including use of insider information, when conducting any securities transaction is a serious violation of U.S. federal securities laws and will not be tolerated.

Any person having access to MNPI will violate anti-fraud provisions of the U.S. federal securities laws by effecting transactions based on such information or communicating the same to an unauthorised party. The Firm seeks to identify instances when employees obtain MNPI so as to prevent its unlawful use generally, and in the execution of trades (e.g. front-running).

The Firm has established measures to assess the implications of an employee’s receipt of MNPI. This includes analysis of whether such information might necessitate prohibiting any further trading in a related security even if the decision to trade in the security was reached prior to receiving the MNPI or the MNPI would not have led to a decision to trade.

Supervised Persons may not purchase or sell a security, either personally or on behalf of others, while in the possession of MNPI. Supervised Persons are also forbidden to communicate MNPI to others in violation of the law.

Examples of information that is generally considered MNPI include:

MNPI Grouping 1 - Conventional Insider Information

(1)	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations.

(2)	Important new products or services.

(3)	Approval of a patent application.

(4)	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals.

(5)	Possible management changes or changes of control.

(6)	Significant write-offs.

(7)	Initiation or settlement of significant litigation.

(8)	Changes in a company’s auditors or a notification from a company’s auditors that the company may no longer rely on the auditor’s report.

MNPI Grouping 2 - Other

(1)	Unreleased/disclosed security recommendations resulting from the Firm’s internal research/investment strategy development process.

(2)	Certain client trade data relating to purchase/sale orders, underlying security positions, etc.

(3)	Pending updates to securities ratings.

This policy applies to all Supervised Persons and extends to activities within and outside of their duties with the Firm.

6.2.2.	Enforcement and Reporting

The AMCCO, in partnership with the broader Compliance Division team, is responsible for establishing implementing, monitoring and enforcing all of the Firm’s policies and procedures regarding insider trading. If Supervised Persons are unclear or have any questions about the Firm’s insider trading policies and procedures, they should direct questions to the AMCCO prior to trading in the security under concern.

Any time a Supervised Person suspects that a client or another Supervised Person is trading based on insider information or determines that they have received insider information or have become privy to other forms of MNPI to which they should not have access, the incident must be reported to the AMCCO immediately.

6.2.3.	Limiting Access to MNPI

Supervised Persons in possession of MNPI may not trade in that security or any related securities for any account. In addition, no recommendations will be made in relation to any securities affected by the information. Such information must be communicated to the AMCCO who will then determine the appropriate course of action to take. The AMCCO will communicate the appropriate course of action to the Supervised Person(s) having knowledge of the information. The AMCCO will confidentially document the Firm’s actions in addressing the reported MNPI.

MNPI is strictly managed. As an example, off-the-job communication between an analyst and Fund Manager (“FM”) regarding research information is prohibited. To help prevent the risk of front-running and other prohibited trading activity, only Supervised Persons who need to know such information for purposes of their job will have such information disclosed to them. MNPI shall not be disclosed to anyone within or outside the Firm’s U.S. investment adviser division except on a need-to-know basis, and then only after taking reasonable steps to ensure the recipient of such information is aware that the information constitutes MNPI.

Research results are simultaneously disclosed to all relevant FMs so as to prevent the risk of front-running.

Supervised Persons have an obligation to keep information related to transactions absolutely confidential in order to preserve the integrity of such information. Matters concerning particular business transactions and other customer information should not be discussed with any individual, including other Supervised Persons who do not have a need to know. Any confidentiality breaches shall be immediately reported to the AMCCO.

6.2.4.	Information Management

For the purposes of information management and the maintenance of appropriate records, the AMCCO will prepare a control sheet for the Insider Information Management List. The document, depending on its medium, will be securely stored in an access controlled database or a locked filing cabinet. The document will contain the following:

(1)	Information Management ID

(2)	The name of each Supervised Person to whom the information was communicated

(3)	The Supervised Person’s title within the company

(4)	The name of the security affected

(5)	The source of the communication

(6)	The nature of the communication

(7)	The date of the communication

(8)	The date information management is to be dissolved

(9)	Name of approver to dissolve information management

6.2.5.	Portfolio Balance and Holdings Information Management

The Firm separately specifies balance statement disclosure rules for the handling of client portfolio balance and holdings information, and disclosure and sharing of this information with clients, potential clients, internal divisions, outside organizations, or other parties. This includes guidelines on when and how to anonymize the identity of clients, and examples of instances which require consultation with AMCCO before client portfolio and holdings information can be shared.

6.2.6.	Pending Transaction and Trading Strategy Information

The AMCCO implements certain measures to ensure there are no unauthorized disclosure of pending transactions and trading strategies to third parties,

(1)	To include the need for on-site external personnel with potential access to non-public information of this nature to sign documentation requiring their adherence to the Firm’s rules regarding the prevention of information leakage/insider trading policies.

6.2.7.	Supervised Persons Acknowledgement and Compliance Management

The AMCCO is responsible for ensuring all Supervised Persons are aware of policies and procedures regarding insider trading. The Firm’s policies are reviewed on a regular basis and updated as necessary. All Supervised Persons will be required to review the Firm’s written consolidated P&P at least annually. Supervised Persons will then sign an acknowledgement indicating they are aware of, understand and agree to comply with the Firm’s policies and procedures, including those pertaining to insider trading. Signed acknowledgements are submitted to the AMCCO.

The AMCCO performs the following procedures as a part of his duty to ensure compliance with the Firm’s insider trading policies and procedures:

(1)	Review trading activity reports or confirmations and statements obtained from Access Persons of the Firm as defined in section 6.3.4., inclusive of any personal trading transactions and/or holdings.

(2)	Review and monitor the trading activity of all accounts managed by the Firm in relation to the U.S. AM business.

(3)	Enforce Firm requirements for pre-clearance of all relevant personal trading activity.

(4)	Maintain information barriers to protect the integrity of MNPI.

(5)	Require the immediate disclosure of the possession of MNPI by Supervised Persons.

6.2.8.	Violations of Insider Trading Policy

The consequences for trading on or communicating MNPI are severe. Consequences can be imposed on any personnel involved in insider trading, including their employer. Penalties can be imposed even if the parties involved do not personally benefit from the activities involved in the violation. In addition to the regulatory and criminal penalties that could be imposed, Supervised Persons can expect any violation of the Firm’s insider trading prevention policy will result in disciplinary actions based on the Rule of Employment to all parties involved.

6.3.	Personal Securities Transactions

6.3.1.	General Prohibition on Personal Trading

In principle, the Firm prohibits personal trading by all Supervised Persons. Except for transactions related to mutual funds, Supervised Persons’ personal trades require approval in accordance with established procedures. Procedures require the AMCCO to confirm that any exception granted by the Supervised Person’s respective division General Manager does not violate the restrictions, guidelines, and prohibitions discussed in this Code and other Firm policies. If an exception is granted, actual trading results are reported to the AMCCO, and monitored by the AMCCO for compliance with Firm policy. A summary of the results will be periodically reported to senior management in its related Directors Meeting.

6.3.2.	Restrictions on Approved Exceptions to the General Prohibition on Personal Trading and “Front Running”

In cases in which an approval exception for personal trading is granted, the Firm further stipulates that Access Persons as defined in section 6.3.4., their immediate family living in the same household and the AMCCO involved in the U.S. AM business may not buy or sell securities or hold a position in securities identical to the securities recommended to clients. No personnel at the Firm may place his/her interest before a client’s, trade ahead of any client, or trade in a way that would cause him/her to obtain a better price than a client. To be clear, Supervised Persons, their immediate family living in the same household, and the AMCCO may not front run ahead of clients.

6.3.2.1.	IPOs and Private Placements

The Firm’s Access Persons as defined in section 6.3.4. may not invest in an initial public offering (“IPO”) for their own accounts or those of their relatives.

The Firm’s Access Persons as defined in section 6.3.4. are required to obtain approval in accordance with certain procedures prior to investing in a private placements (“PP”). Access Persons as defined in section 6.3.4. can consult with the AMCCO to determine whether they may transact in a given security.

The AMCCO compares new securities holdings reported by employees against publicly available reports of new IPOs or PP to make sure no employee has purchased shares in an IPO/PP inconsistent with the Firm’s policies or procedures.

6.3.2.2.	Transactions with Clients

Supervised Persons may not borrow money or securities from any client of the Firm or lend money or securities to any client of the Firm.

6.3.2.3.	Market Timing and Minimum Holding Period

The Firm forbids the practices of “short-swing” trading or market timing, defined as an investment strategy using frequent purchases, redemptions, and exchanges in an attempt to profit from short-term, market movements. Notwithstanding certain exceptions, the purchase and sale of the same financial instrument on the same day is generally prohibited. Exceptions require appropriate reasons, such as liquidity needs, and require the approval of the relevant division General Manager. For any approved personal securities transactions and holdings, the Firm institutes a minimum holding period of thirty (30) days.

6.3.3.	Approvals for Exceptions to the General Prohibition on Personal Trading

Before a personal trade exception approval for a Supervised Person is granted, the AMCCO must consider the following core points:

(1)	Will the amount or nature of the transaction affect the price or market for the security?

(2)	Is the transaction likely to harm any client?

(3)	Is there an appearance or suggestion of impropriety?

(4)	Is the individual in question in a position that would allow him/her to acquire insider information about the security in question?

(5)	Is the transaction speculative?

The AMCCO established the following procedures to support the Firm’s policies regarding the prevention of insider trading and for controls around personal trading exceptions:

(1)	The Firm maintains lists of issuers of securities that the Firm is analyzing or recommending for client transactions, and prohibits personal trading in securities of those issuers.

(2)	The Firm maintains “restricted lists” of issuers about which the Firm has inside information, and prohibits any trading in securities of those issuers, including personal or client trading.

(3)	“Blackout periods” are in effect for periods in which client securities trades are being placed or recommendations are being made. Access Persons as defined in section 6.3.4. are not permitted to place personal securities transactions during these periods.

(4)	Review documents, verifications, acknowledgements and other materials provided to and obtained from employees upon hiring to make sure they are aware of, acknowledge in writing and adhere to their personal trading restrictions and reporting requirements.

(5)	Monitor transactions reports or duplicate statements and confirms received from Access Persons to make sure they are received in a timely fashion and do not reveal any improper trading activity (i.e., lack of compliance with Code of Ethics requirements, such as black-out periods, IPO participation, trading in securities whilst on the “restricted list” or “watchlist,” front running, etc).

(6)	Monitor securities holdings reports received from covered employees quarterly and annually reports for timeliness and comprehensiveness.

(7)	Compare the performance of client accounts with the performance of employees’ personal accounts, with the view of identifying questionable discrepancies indicating cherry-picking, front-running, etc.

(8)	Compare information on employees’ confirms and account statements with the holdings and transactions reports submitted to check for discrepancies.

(9)	Compare employees’ trading pre-approval forms with their account statements and confirms to make sure trading was executed only on the terms and in the time frame that was approved by the Firm.

6.3.4.	Definition of Access Persons

Per the requirements of Rule 204A-1 of the U.S. Advisers Act, Access Persons associated with the Firm’s U.S. AM business will be required to report all personal securities transactions to the AMCCO. An Access Person has been defined by the SEC, under Rule 204A-1(e) (1), as:

(1)	Any of the Firm’s Supervised Persons:

a)	Who have access to non-public information regarding any clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund; or,

b)	Who are involved in making securities recommendations to clients, or who have access to such recommendations that are nonpublic.

6.3.4.1.	List of Access Persons

The AMCCO maintains a list of Access Persons, which is reviewed and updated on a periodic basis. The review takes into account new hires, terminations, resignations, changes of duties, and other events which may affect personnel status. Access Persons are grouped under distinct categories tied to the type of client and general trade information they are allowed to access. This information is then stored in key internal systems to facilitate control and monitoring of access to MNPI.

6.3.5.	Requirement for All Access Persons

The Firm requires all personal securities transactions and holdings by Access Persons and their immediate relatives living in the same household to be disclosed and reported. Access Persons must report trades implemented for their personal account, accounts of any household family member (immediate family members residing in the same household) or any account for which the Access Person acts as a trustee. Personal securities transactions that need to be reported include stocks, bonds, limited partnerships, options, and other general securities.

6.3.6.	Out-of-Scope Product Types

Transactions involving any of the following do not need to be included on the report:

(1)	Open-end mutual fund (unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund).

(2)	Money market instruments.

(3)	Bankers’ acceptances.

(4)	Bank CDs.

(5)	Commercial paper and high quality short-term debt instruments.

(6)	Variable annuities funded by insurance company separate accounts organized as unit investment trusts. Such separate accounts typically are divided into subaccounts, each of which invests exclusively in shares of an underlying open-end fund.

(7)	Government securities.

(8)	Unit Investment Trusts (UITs) (provided the UIT is invested exclusively in unaffiliated mutual funds).

6.4.	Reporting Requirements

6.4.1.	General Scope and Requirements

Access Persons must maintain, as part of the Firm’s books and records, their and other household personal accounts trading in stocks, bonds, limited partnerships, options, and other general securities.

Access Persons will ensure they submit copies of statements and confirmations for all of individuals and related family members living with Access Persons to the AMCCO. Access Persons must make sure the AMCCO receives the statements no later than thirty (30) days after the end of the applicable calendar quarter. The AMCCO monitors all statements and confirmations received from Access Persons, and ensures statements and confirmations are received in a timely fashion and do not reveal any improper trading activity. The Firm requires attestation that reported holdings or changes to holdings are also reflective of indirect holdings (i.e., accounts held by Access Persons’ spouses).

6.4.2.	Provision of Report Information on Securities

A report of all personal securities holdings must be submitted at the time an Access Person becomes affiliated with the Firm, no later than ten (10) days after the employee becomes an Access Person (the information must be current as of a date no more than forty-five (45) days prior to the date the employee becomes an Access Person) and must be disclosed at least annually thereafter. Such reports must contain current information (not older than forty-five (45) days). Holding reports must contain the following information:

(1)	The title and type of security

(2)	The security symbol or CUSIP number

(3)	The number of shares and the principal amount of each reportable security

(4)	The name of any broker, dealer, or bank with which the Access Person maintains an account

(5)	The date the report was submitted

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security” which include any Security, except Out-of-Scope Product Types as listed in Section 6.3.6.

If an Access Person does not have any holdings and/or accounts to report, this should be explicitly stated in writing within 10 days of becoming an Access Person and by February 14th of each year.

6.4.3.	Brokerage Account Disclosure

Access Persons must disclose to the AMCCO all personal and beneficially owned investment (“brokerage”) accounts, whether maintained within or outside of the U.S. Brokerage accounts opened after the most recent account disclosure made to Access Persons must be similarly disclosed promptly (not later than thirty (30) days) following the opening of such employee or employee-related brokerage accounts. Annually, Access Persons must reconfirm all existing Employee Brokerage Accounts, including those of immediate relatives.

6.4.4.	Out-of-Scope Transaction Types

The following are exceptions to the reporting requirements:

(1)	Transactions effected pursuant to an automatic investment plan.

(2)	Securities held in accounts over which a Supervised Person has no direct or indirect influence or control.

(3)	No report is required for an advisor firm that only has one Supervised Person with access to non-public information regarding clients’ purchase and sale of securities, is involved in making recommendations to clients or has access to such recommendations that are nonpublic.

6.4.5.	Submission Review

The AMCCO will receive, review, and approve a copy of all confirms and statements for Access Persons’ personal accounts. These documents will be reviewed for the following:

(1)	To assess whether persons are following the Firm’s policies and procedures.

(2)	To assess whether any trades are being placed that are on the Firm’s restricted list.

(3)	To assess whether the Access Person is trading for his/her own account in the same securities he/she is trading for clients.

If all required information is not included on the confirmations and statements, the Access Persons will be required to report any missing information to the AMCCO or one of his deputies. All approved confirmations and statements will be maintained in the Firm’s personal securities transactions file.

6.5.	Gifts and Entertainment

6.5.1.	Scope and Rules

Generally, Supervised Persons are prohibited from giving or receiving gifts and entertainment related to the US AM business, unless approval is granted by the AMCCO or an authorized designee from Compliance Division. The requirement to obtain the AMCCO’s pre-approval can be waived in unavoidable circumstances (i.e., a last minute invitation to attend an event, an unexpected gift, etc.)

Entertainment includes any events where the business contact is in attendance.

No Supervised Person or member of a Supervised Person’s immediate family may send or receive any gift of any amount from any persons or entity including clients and their service providers, vendors, and competitors.

Supervised persons may invite clients to an event provided that the event has been approved by the AMCCO or an authorised designee from Compliance Division.

6.5.2.	Compliance Management

The AMCCO is responsible for maintaining the Firm’s US AM business related gift and entertainment policy.

To monitor compliance with the policies related to the U.S. AM business, the AMCCO (with the exception of the narrow examples mentioned in section 2.5.1) will ensure the following measures are thoroughly undertaken:

(1)	If Supervised Persons give or receive gifts, pre-approval from the AMCCO or an authorised designee within Compliance Division is required.

(2)	The Firm’s Supervised Persons are required to report events attended and hosted within five (5) business days to the Firm prior to extending an invitation or immediately upon receipt of an invitation to attend an event.

(3)	As evidence of compliance, the Firm will record gifts and entertainment given and received on a Gifts and Entertainment Log, retained among the files shared within Compliance Division.

(4)	Review the gifts/entertainment log to see if a particular person or firm has been the sender or recipient of an unusual number of gifts or entertainment of unusual value and further investigate any indications of inappropriate influence, undisclosed conflicts or other impropriety.

AMCCO will examine the gifts/entertainment processes. Examples of the measures used to monitor compliance with said guidelines include record keeping spanning some of the following items:

(1)	Description of the gift or entertainment

(2)	Approximate dollar amount of the gift or entertainment

(3)	Internal party receiving or giving the gift or entertainment

(4)	The outside party giving or receiving the gift or entertainment

(5)	Whether the recipient received other gifts from the giver within the last twelve months, including information on those prior gifts’ value

(6)	Relationship of the giver to the Firm and its Supervised Persons

(7)	Reason the gift or entertainment is given

(8)	Supervised Person’s signature and date

(9)	AMCCO’s comments and approval or objection

6.6.	Political Contributions

6.6.1.	Definitions

According to Rule 206(4)-5 under the U.S. Advisers Act, a “contribution” is defined as “any gift, subscription, loan, advance, or deposit of money or anything of value made for: (i) the purpose of influencing an election for a federal, state or local office; (ii) payment of debt incurred in connection with any such election; or (iii) transition or inaugural expenses of the successful candidate for state or local office.”

A “government entity” includes “any state or political subdivision of a state including: (i) any agency, authority, or instrumentality of the state or political subdivision; (ii) a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a ‘defined benefit plan’ as defined in section 414(j) of the Internal Revenue Code (for example, 26 U.S.C. 414(j)), or a state general fund; (iii) a plan or program of a government entity; and (iv) employees or their representatives of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.”

Government “official” includes “any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity, if the office: (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity; or (ii) has the authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity.”

6.6.2.	Regulatory Requirements

SEC Rule 206(4)-5 under the U.S. Advisers Act regulates political contributions by certain investment advisers. First, the Rule prohibits an investment adviser from providing advisory services, either directly or through a pooled investment vehicle, for two (2) years if the investment adviser or its Supervised Persons have made a political contribution to an individual in a position to influence the award of a management contract. There is a de minimis exception to this rule which allows for individuals to contribute up to $350 to a candidate per election if the contributor is allowed to vote for the candidate and up to $150 per candidate per election if the contributor is not allowed to vote for the candidate. Second, the Rule prohibits an investment adviser and its Supervised Persons from soliciting or coordinating campaign contributions for candidates or political parties. Finally, the Rule prohibits investment advisers from paying any third party solicitor, unless the third party solicitor is an SEC registered broker-dealer or registered investment adviser who will be subject to similar pay-to-play restrictions.

[Note] “Pay-to-play” is to make a donation to government officials in return for the consideration of entrustment (i.e., a quid pro quo).

6.6.3.	General Prohibition on Political Contributions

The Firm does not permit its employees to make contributions to any elected official or candidate that is also a client of the Firm regardless of the amount of the contribution. This prohibition includes a ban from coordinating or asking others to make contributions, a ban of the use of third-parties to solicit any government or any government entity as a client, and bans all such indirect activity through spouses, lawyers, affiliated companies, etc.

6.6.4.	Enforcement of the General Prohibition on Political Contributions

The AMCCO is responsible for implementing and maintaining a compliance management framework that seeks to prevents, to the greatest extent possible, any political contributions and identify violations. Violations are reported to the Board of Directors and to the Management Committee. As part of the enforcement of the Firm’s policy on prohibiting political contributions, the AMCCO and/or his designated staff will undertake monitoring, on a sample basis, expense reports from relevant Supervised Persons for potential “pay-to-play” violations.

6.7.	Outside Business Activities

6.7.1.	Prohibition on Outside Business Activities

Supervised Persons are not permitted to engage in activity as a director or employee of any outside organization or be engaged in other external work during their employment by the Firm without obtaining pre-approval from the Firm.

6.8.	Incidents, Suspicious Behavior, and Violations

6.8.1.	Reporting Suspicious Activity

Supervised Persons are required to report any violations or suspicious activities relating to the Code, Insider Trading or Personal Securities Transactions policies and procedures to the AMCCO and designated persons within each of their divisions.

6.8.2.	Sanctions and Penalties

Upon discovering a violation of any of these policies and procedures, the Firm may impose any sanctions based on its employment regulation, including termination, demotion, suspension of work, reduction of salary, reprimand/severe reprimand, or warning. Potential penalties are ultimately judged by the Rewards and Disciplinary Penalty Committee based on the severity of the offense and may involve the AMCCO.

6.8.3.	Maintenance of Violation Records and Review

The AMCCO maintains records of incidents, suspicious behaviors, and violations which relate to the U.S. AM business and undertakes regular reviews of violations in order to strengthen compliance with policies and procedures. Any violations or incidents (e.g., inaccurate client reporting, MNPI leakage, trades requiring cancellation and Security ID lost) must be recorded into the Accident Reporting database within five (5) days after the investigation is finalized. Once recorded, approvals are required from several people such as General Manager of the division, Asset Management & Investor Services Risk Management & Compliance Division (“AIRCD”), and Compliance Division depending on the division in which incident occurs. The AMCCO is always involved in the approval process. Access rights to the database is limited to relevant personnel.

AIRCD prepares an Investment Supervision Report which includes all reporting items on a monthly basis for submission to the AMCCO.

Records are maintained both physically and electronically for a period of no less than six (6) years.